Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: June 28, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the scheme of arrangement of Shell Transport (the “Scheme”) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”) are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied; the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS A PRESS RELEASE ISSUED ON JUNE 28, 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

JOINT ANNOUNCEMENT BY N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ (“ROYAL DUTCH”) AND THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY (“SHELL TRANSPORT”) AND ROYAL DUTCH SHELL PLC

FOR IMMEDIATE RELEASE 28 JUNE 2005

ROYAL DUTCH AND SHELL TRANSPORT SHAREHOLDERS APPROVE THE RESOLUTIONS ON UNIFICATION

Summary

On 19 May 2005 the boards of Royal Dutch, Shell Transport and Royal Dutch Shell plc announced the final proposals for the recommended unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc (the “Transaction”). In that announcement it was explained that the implementation of the Transaction would be subject to the approval of the shareholders of Royal Dutch and Shell Transport, among other conditions.

The boards of Royal Dutch, Shell Transport and Royal Dutch Shell plc announce that the Royal Dutch Shareholders and Shell Transport Shareholders approved the resolutions relating to the unification of Royal Dutch and Shell Transport at shareholder meetings on June 28, 2005, as set forth below.

General Meeting of Shareholders of Royal Dutch

The boards of Royal Dutch are pleased to announce that the Implementation Agreement was approved by an overwhelming majority of the Royal Dutch Shareholders at the Royal Dutch General Meeting of Shareholders.

The Court Meeting and the Shell Transport EGM

The board of Shell Transport is pleased to announce that Shell Transport Shareholders voted by an overwhelming majority to approve the Scheme of Arrangement to implement the recommended acquisition of Shell Transport by Royal Dutch Shell plc (the “Scheme”) at the Court Meeting and the Shell Transport EGM. Shell Transport Shareholders also voted to approve the cancellation and repayment of the Shell Transport Preference Shares and the proposed amendments to the memorandum and articles of Shell Transport at the Shell Transport EGM.

Full results of the shareholder meetings will be available in due course on www.shell.com

Jeroen van der Veer, Chief Executive, said today: “We are very pleased that the companies’ shareholders have approved all resolutions relating to the proposed transaction. This is an historical step for the Group and a very important milestone on the way to the expected completion of the proposed unification under one company Royal Dutch Shell plc on July 20, 2005. This shareholder endorsement of the unification and of the Boards’ recommendation for Royal Dutch shareholders to tender their shares prior to the expiration of the offer on July 18, 2005 is greatly appreciated.”

Timetable

The acceptance period for the offer by Royal Dutch Shell plc for all ordinary shares of Royal Dutch (the “Royal Dutch Offer”) will expire at 11:00 pm Amsterdam time (5:00 pm New York time) on July 18, 2005, unless extended by a press release in accordance with applicable laws and regulations. Under the terms of the Royal Dutch Offer, for every Royal Dutch ordinary share held in New York registry form tendered in the Royal Dutch Offer, Royal Dutch Shell plc is offering one Royal Dutch Shell plc Class A ADR (representing two Royal Dutch Shell plc Class A Shares) and for every Royal Dutch ordinary share held in bearer or Hague registry form tendered in the Royal Dutch Offer, Royal Dutch Shell plc is offering two Royal Dutch Shell plc Class A ordinary shares.

Royal Dutch shareholders who wish to participate in the Royal Dutch Offer must ensure that they have tendered their shares no later 11:00 pm Amsterdam time (5:00 pm New York time) on July 18, 2005.

An announcement as to whether the Royal Dutch Offer is declared unconditional, subject to the UK High Court sanctioning the Scheme and the registration of the court order, is expected to be made on July 19, 2005 at 08:00 am Amsterdam time. If the Royal Dutch Offer is declared unconditional, there will subsequently be a hearing by the High Court to sanction the Scheme. The Royal Dutch Offer and the Scheme are then expected to become effective on July 20, 2005 and trading on the London, Amsterdam and New York stock exchanges in Royal Dutch Shell plc shares is expected to begin on this date.

This announcement is made pursuant to article 9b paragraph 1 of the 1995 Decree on the Supervision of Securities Trade.

Enquiries:

Media UK/USA/International: Stuart Bruseth Andy Corrigan Simon Buerk Bianca Ruakere Lisa Givert Susan Shannon Bernadette Cunnane Netherlands: Herman Kievits	+44 20 7934 6238 +44 20 7934 5963 +44 20 7934 3453 +44 20 7934 4323 +44 20 7934 2914 +44 20 7934 3277 +44 20 7934 2713 +31 70 377 8750

Institutional Investors UK: David Lawrence Gerard Paulides Europe: Bart van der Steenstraten USA: Harold Hatchett	+44 20 7934 3855 +44 20 7934 6287 +31 70 377 3996 +1 212 218 3112

~ Private Investor Call Centres UK Call Centre:	Freephone 0800 169 1679 (+44 1903 276323 from outside the UK) Monday to Friday 8:30 a.m. to 5:30 p.m., London time

US Call Centres:

Holders of Royal Dutch New York Registered Shares: Within the US call toll free (877) 278 4235, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time
Holders of Shell Transport ADRs: Within the US call toll free (877) 278 6357, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time

Citigroup Global Markets Limited (“Citigroup”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as sponsor, co-listing agent and financial adviser to Royal Dutch Shell plc and as financial adviser to Royal Dutch and Shell Transport and no one else in connection with the Transaction and the Introduction and will not be responsible under the provisions of FSMA or any regulations made thereunder to anyone other than Royal Dutch Shell plc, Royal Dutch or Shell Transport for providing the protections afforded to clients of Citigroup, or for providing advice in relation to the Transaction and the Introduction.

NM Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as sponsor, co-listing agent and financial adviser to Royal Dutch Shell plc and as financial adviser to Royal Dutch and Shell Transport and no one else in connection with the Transaction and the Introduction and will not be responsible under the provisions of FSMA or any regulations made thereunder to anyone other than Royal Dutch Shell plc, Royal Dutch or Shell Transport for providing the protections afforded to clients of Rothschild, or for providing advice in relation to the Transaction and the Introduction.

Deutsche Bank AG London (“Deutsche Bank”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Shell Transport and no one else in connection with the Transaction and will not be responsible under the provisions of FSMA or any regulations made thereunder to anyone other than Shell Transport for providing the protections afforded to clients of Deutsche Bank, or for providing advice in relation to the Transaction.

ABN AMRO Bank N.V. (“ABN AMRO”) is acting for Royal Dutch Shell plc and Royal Dutch (and has provided certain financial services, and may continue to provide certain financial or investment banking services to Royal Dutch Shell plc, including acting as Dutch exchange agent, co-listing agent in connection with the listing of shares on Euronext Amsterdam and paying agent) and no one else in connection with the Transaction and the Introduction and will not be responsible under FSMA or any regulations made thereunder to anyone other than Royal Dutch Shell plc and Royal Dutch for providing the protections afforded to clients of ABN AMRO, or for providing advice in relation to the Transaction and the Introduction.

This announcement contains forward-looking statements that are subject to risk factors. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables including, but not limited to: the failure of the conditions to the Scheme and the Royal Dutch Offer being satisfied.

The Royal Dutch Offer and the Scheme are not being made and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not being and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This announcement and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this announcement and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this announcement (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been and will not be notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. This announcement and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been, will be or can be, carried out in the Republic of Italy. This announcement and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or person or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell plc Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this announcement in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements.

This announcement does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of Royal Dutch or Shell Transport. The Shell Transport shareholders are urged to read the scheme document and listing particulars and the Royal Dutch shareholders are urged to read the offer document and the prospectus because they contain important information that shareholders should consider before making any decision regarding the Transaction.

Holders of ordinary shares of Royal Dutch are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch Offer that have been or will be filed with, or furnished to, the SEC by Royal Dutch Shell plc and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam and the AFM by Royal Dutch Shell plc, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of any of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell plc, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell plc website at www.shell.com/unification or by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

All investment is subject to risk. The value of the Royal Dutch Shell plc shares may go down as well as up. Past performance is no guarantee for future returns. Investors of Royal Dutch and Shell Transport are advised to seek expert financial advice before making any decisions as regards the Royal Dutch Offer or the Scheme.

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Shell Transport, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Shell Transport is required to disclose by not later than 12.00 noon (London time) on the business day following the date of the relevant transaction, every dealing in any relevant securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the Scheme becomes effective or is withdrawn.

Under the provisions of Rule 8.1 of the City Code, any such dealings by Royal Dutch Shell plc, Royal Dutch or Shell Transport or by any of their respective “associates” (within the meaning of the City Code) must also be disclosed.